NEWS RELEASE
December 7, 2009	Release 12-2009

WESTERN COPPER CLOSES C$5.4 MILLION FLOW-THROUGH FINANCING

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce that, further to its news release dated November 27, 2009, it has completed a fully subscribed flow-through financing (the “Offering”) for gross proceeds of C$5,375,000.

The gross proceeds will be used for exploration activities, primarily at the Company’s world class Casino gold-copper-molybdenum project located in the Yukon.

Pursuant to the Offering, Western Copper issued 2,150,000 units, comprised of one flow-through common share of the Company at a price of C$2.50 and one common share purchase warrant. Each warrant will be exercisable for one non flow-through common share of the Company at a price of C$2.60 per common share and will expire three years following closing. If, commencing on the date that is four months plus one day following the closing of the Offering, the weighted average trading price of the Company’s common shares on the TSX is at a price equal to or greater than C$5.00 for twenty consecutive trading days, the Company will have the right to accelerate the expiry date of the warrants by giving at least thirty days’ written notice to the holder.

Casimir Capital L.P. acted as the agent (the “Agent”) of the Offering, while Kingsdale Capital Markets Inc. and D & D Securities Company participated as part of the selling group. At the closing, the Agent received a cash commission equal to 6% of the gross proceeds raised and warrants (“Agent’s Warrants”) equal to 4% of the units sold. Each warrant will be exercisable for one non flow-through common share of the Company at a price of C$2.50 per common share and will expire two years following closing. If the weighted average trading price of the Company’s common shares on the TSX is at a price equal to or greater than C$4.00 for fifteen consecutive trading days, the Company will have the right to accelerate the expiry date of the Agent’s Warrants by giving at least thirty days’ written notice to the Agent.

As a result of the completion of the Offering, Western Copper’s share structure consists of 78,982,369 common shares, 4,228,501 options and 4,476,000 warrants, totaling 87,686,870 fully diluted shares.

In accordance with applicable securities legislation, the flow-through shares, warrants, Agent's Warrants and any common shares issued are subject to a hold period of four months plus one day extending from the closing date of the transaction.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant gold, copper and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
President & CEO

For more information please contact Paul West-Sells, EVP Corporate Development or Chiara Orrigoni, Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com